Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
Antharas Hills Sdn Bhd	Malaysia
Antharas M Sdn Bhd	Malaysia
PDI Design and Technologies Sdn Bhd	Malaysia
Zhiyuanjiu (Chengdu) Technology Co Ltd	China